Exhibit 99.1

ODDITY TECH ANNOUNCES $200M SHARE BUYBACK PLAN

NEW YORK, March 12, 2026 -- ODDITY Tech Ltd. (NASDAQ: ODD) today announced that its Board of Directors has approved a share buyback program (the “Buyback Plan”) authorizing the repurchase of a maximum of $200 million of the Company’s Class A ordinary shares, subject to market conditions, legal and regulatory constraints, the terms of the Buyback Plan, and other strategic priorities. The Buyback Plan replaces and supersedes the Company’s previously announced $150 million share buyback plan. The Buyback Plan will expire on March 31, 2029 or once the allocated funds have been fully deployed, subject to any future modifications by the Board.

Oddity had repurchased approximately $97 million under its prior repurchase authorization including approximately $50 million year-to-date.

Any share repurchases may be made from time to time in the open market, including through trading plans intended to qualify under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, in privately negotiated transactions (other than from an affiliate of the Company) or by other means in accordance with U.S. federal securities laws.

The timing, as well as the number and value of any Class A ordinary shares repurchased under the Buyback Plan, will be determined by the Company at its discretion under the Buyback Plan and will depend on a variety of factors, including management’s assessment of the intrinsic value of the Company’s Class A ordinary shares, the market price of the Company’s Class A ordinary shares, general market and economic conditions, available liquidity, alternative investment opportunities, and applicable legal requirements. The Buyback Plan does not obligate the Company to repurchase any specific number of its Class A ordinary shares and may be suspended, modified or discontinued at any time without prior notice.

Forward-Looking Statements:

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “goal,” “hope,” “intend,” “may,” “objective,” “plan,” “potential,” “predict,” “project,” “shall,” “should,” “target,” “will,” “seek,” or similar words. The absence of these words does not mean that a statement is not forward-looking. These forward-looking statements address various matters, including ODDITY’s business strategy, market opportunity, ability to deliver superior products and experiences, ability to remedy the dislocation in our customer acquisition costs, potential long-term success and our ability to repurchase our Class A ordinary shares. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: our ability to maintain the value of our brands; our ability to anticipate and respond to market trends and changes in consumer preferences; our ability to cost-effectively attract new customers (including by responding effectively to changes to algorithm-based bidding systems on key advertising platforms), retain existing customers and maintain or increase sales to those customers; our ability to maintain a strong base of engaged customers and content creators; the loss of suppliers or shortages or disruptions in the supply of raw materials or finished products; our ability to accurately forecast customer demand, manage our inventory, and plan for future expenses; our future rate of growth; competition; the fluctuating cost of raw materials; the illegal distribution and sale by third parties of counterfeit versions of our products or the unauthorized diversion by third parties of our products; changes in, or disruptions to, our shipping arrangements; our ability to manage our growth effectively; a general economic downturn or sudden disruption in business conditions; our ability to successfully introduce and effectively market new brands, or develop and introduce new, innovative, and updated products; foreign currency fluctuations; product returns; our ability to execute on our business strategy; our ability to maintain a high level of customer satisfaction; our ability to comply with and adapt to changes in laws and regulatory requirements applicable to our business, including with respect to regulation of the internet and e-commerce, evolving AI-technology related laws, tax laws, the anti-corruption, trade compliance, anti-money laundering, and terror finance and economic sanctions laws and regulations, consumer protection laws, and data privacy and security laws; failure of our products to comply with quality standards and risks related to product liability claims; trade restrictions; existing and potential tariffs; any data breach or other security incident of our information technology systems, or those of our third-party service providers or cyberattacks; risks related to online transactions and payment methods; any failure to obtain, maintain, protect, defend, or enforce our intellectual property rights; conditions in Israel and the Middle East generally, including as a result of geopolitical conflict; the concentration of our voting power as a result of our dual class structure; our status as a foreign private issuer; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2025, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements.

About ODDITY:

ODDITY is a consumer tech company that builds and scales digital-first brands to disrupt the offline-dominated beauty and wellness industries. The company serves approximately 68 million users with its AI-driven online platform, deploying data science to identify consumer needs, and developing solutions in the form of beauty and wellness products. ODDITY owns IL MAKIAGE, SpoiledChild and METHODIQ. The company operates with business headquarters in New York City, an R&D center in Tel Aviv, Israel, and a biotechnology lab in Boston.

Contacts:

Press:

press@oddity.com

Investor:

investors@oddity.com